EXHIBIT 21.1

SUPERIOR ENERGY SERVICES, INC.

List of Subsidiaries

Pursuant to Item 601(b)(21)(ii) of Regulation S-K, the names of other subsidiaries of Superior Energy Services, Inc. are omitted because, considered in the aggregate, they would not constitute a significant subsidiary as of the end of the year covered by this report.